MR

10029185

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-21497

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY) *

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hamilton, Johnston & Co., Inc.
A/K/A Hamilton & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 College Rd. East
(No. and Street)

Princeton (City) NJ (State) 08540 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James N. Federico, Jr. (609) 452-0300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Margolin, Winer & Evens, LLP
(Name – *if individual, state last, first, middle name*)

400 Garden City Plaza (Address) Garden City (City) NY (State) 11530 (Zip Code)

SEC Mail Processing
Section

MAR 01 2010

Washington, DC
110

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, James R. Hamilton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hamilton, Johnston & Co., Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DORIS SCHOENFARBER
Notary Public, State of New York
No. 4852106
Qualified in Suffolk County
Commission Expires February 3, 2014

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

HAMILTON, JOHNSTON & CO., INC. A/K/A HAMILTON & COMPANY

FINANCIAL STATEMENTS
Year Ended December 31, 2009

mwe

Margolin, Winer & Evens LLP
CERTIFIED PUBLIC ACCOUNTANTS

HAMILTON, JOHNSTON
& CO., INC.
A/K/A HAMILTON & COMPANY

FINANCIAL STATEMENTS
Year Ended December 31, 2009

Margolin, Winer & Evens LLP
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Accountants

Board of Directors
Hamilton, Johnston & Co., Inc.
a/k/a Hamilton & Company

We have audited the accompanying statement of financial condition of Hamilton, Johnston & Co., Inc. a/k/a Hamilton & Company (the "Company") as of December 31, 2009 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hamilton, Johnston & Co., Inc. a/k/a Hamilton & Company, at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Margolin, Winer + Evens LLP

Garden City, New York
February 24, 2010

Headquarters
400 Garden City Plaza, 5th Floor, Garden City, NY 11530-3323 Tel: 516 747-2000 Fax: 516 747-6707 www.mwellp.com

New York Office
370 Lexington Avenue, 12th Floor, New York, NY 10017-6584 Tel: 212 973-1000 Fax: 212 973-1004 www.mwellp.com

HAMILTON, JOHNSTON & CO., INC.
A/K/A HAMILTON & COMPANY

STATEMENT OF FINANCIAL CONDITION

December 31,	2009
ASSETS	
Current Assets:	
Cash and money market funds	$ 426,103
Receivable from clients	235,218
Receivable from broker/dealer	239
Total Current Assets	661,560
Property and Equipment:	
Equipment, furniture and fixtures	825,958
Website development costs	20,999
Leasehold improvements	10,300
	857,257
Less accumulated depreciation	833,164
Net Property and Equipment	24,093
Other Assets -	
Deposit	300
Total Other Assets	300
Total Assets	$ 685,953
LIABILITIES AND STOCKHOLDERS' EQUITY	
Current Liabilities -	
Accounts payable and accrued expenses	$ 130,014
Long-Term Liabilities -	
Pension liability (Note 3)	83,672
Total Liabilities	213,686
Commitments (Note 2)	-
Stockholders' Equity:	
Common stock, no par value; authorized 1,000 shares; issued and outstanding - 937.50 shares	401,150
Contributed surplus	52,492
Retained earnings	273,484
Accumulated other comprehensive loss - pension adjustment	(254,859)
Total Stockholders' Equity	472,267
Total Liabilities and Stockholders' Equity	$ 685,953

The accompanying notes are an integral part of this statement.

1. Organization, Nature of Business and Summary of Significant Accounting Policies

Organization and nature of business - The Company is a New Jersey corporation and was organized in 1977. The Company provides consulting services on investment planning, organization and supervision to select individuals, endowments, foundations and corporations. The Company has agreed to use Broadcort Correspondent Clearing, Division of Merrill Lynch, Pierce, Fenner & Smith, Inc. (formerly Broadcort Capital Corp.) as its exclusive clearing broker on a fully disclosed basis.

Receivable from clients - Receivable from clients is reported in the statement of financial condition at its outstanding principal balance net of estimated allowances for doubtful accounts. The allowances for doubtful accounts are estimated based upon a review of outstanding receivables, historical collection information and existing economic conditions. Management believes receivables are substantially collectible; therefore, no allowance for doubtful accounts is provided at December 31, 2009.

Cash equivalents - The Company considers all highly liquid investments purchased with a maturity date of three months or less to be cash equivalents.

Property and equipment - Equipment, furniture, fixtures and website development costs are recorded at cost. Depreciation is provided principally in accordance with the Modified Accelerated Cost Recovery System (MACRS) as provided by the Tax Reform Act of 1986 which approximates depreciation based on the estimated useful lives of the assets.

Maintenance and repairs are charged to operations as incurred and renewals and improvements are capitalized. When property and equipment are sold or retired, the cost thereof and the related accumulated depreciation are eliminated from the respective property accounts and resulting gains or losses are taken into operations.

Commissions - The Company recognizes commissions and related costs arising from security transactions on a settlement date basis. Recording commissions and related costs on a trade date basis would not result in a material difference.

Fees - Fees are received quarterly but are recognized as earned on a pro-rata basis over the term of the contract.

Income taxes - The Company, with the consent of its stockholders, elected under the Internal Revenue Code to be an "S" Corporation. Accordingly, the Company does not provide for federal income taxes since all income or loss is passed through directly to the stockholders.

Effective January 1, 2009, the Company adopted the provisions pertaining to uncertain tax positions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, "Income Taxes," and has determined that there are no material uncertain tax positions that require recognition or disclosure in the financial statements.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive income - FASB ASC 220, "Comprehensive Income," establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income includes net income and other comprehensive income. Comprehensive income is defined as the change in net assets of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

Subsequent events - The Company has evaluated events and transactions for potential recognition or disclosure through February 24, 2010, the date the financial statements were available to be issued.

2. Commitments

The Company had a noncancelable operating office lease that expired in 2002. On January 18, 2002, the Company exercised an option to extend the lease for an additional five year period expiring July 31, 2007.

On January 24, 2007, the Company exercised an option to extend the lease for an additional five year period expiring July 31, 2012. The Company also executed an additional renewal option to extend the lease for another five years commencing August 1, 2012.

The future minimum annual rental commitments under the noncancelable lease are as follows:

Years ending December 31,	
2010	$ 173,829
2011	176,857
2012	104,196
	$ 454,882

Total rental expense including escalations charged to operations was $201,821 for 2009.

3. Defined Benefit Pension Plan and Defined Contribution Plan

The Company has a defined benefit pension plan that was adopted in 1991 and covers substantially all employees. The plan calls for benefits to be paid to eligible employees at retirement, based primarily upon years of service with the Company and compensation rates near retirement. Effective December 31, 2001, the Company froze the defined benefit pension plan; therefore, the plan will not accrue additional benefits for future employee services.

Pension cost and funding are based on calculations performed by the plan's actuary which are prepared in accordance with FASB ASC 715, "Compensation - Retirement Benefits."

At December 31, 2009, plan assets were less than the accumulated benefit obligation of $1,477,351.

Accounting standards for retirement benefits were amended in 2006 to require recognition of the funded status of a company's defined benefit pension and postretirement benefit plans as an asset or liability on the balance sheet. Under previous accounting standards, the asset or liability recorded on the statement of financial condition reflected the funded status of the plan, net of certain unrecognized items that qualified for delayed income statement recognition. These previously unrecognized items are to be recorded in accumulated other comprehensive income when the recognition provisions are adopted. The Company adopted the recognition provisions as of December 31, 2007, and the funded status of its defined benefit plan is reflected in its statement of financial condition.

Accumulated other comprehensive loss at December 31, 2009, consists solely of net unamortized losses of the plan not yet recognized in pension cost of $254,859. During the year ended December 31, 2009, accumulated other comprehensive loss decreased by $3,276 resulting from additional gains. The estimated amount that will be amortized in 2010 is approximately $10,000.

The following tables set forth the components of net periodic benefit costs, the funded status and key actuarial assumptions, and reconciliations of

projected benefit obligations and fair values of plan assets of the defined benefit plan:

	December 31, 2009
Benefit obligation	$ 1,477,351
Fair value of plan assets	1,393,679
Funded status	$ (83,672)
Pension liability	$ (83,672)

The weighted average assumptions used in the measurement of the Company's benefit obligation and net benefit cost are as follows:

	December 31, 2009
Discount rate	7%
Expected long-term rate of return on plan assets	7%
Rate of compensation increase	N/A

The discount rate was set at the rate at which the pension benefits could be effectively settled. The expected long-term rate of return on plan assets was determined based upon an analysis of the trust portfolio as well as historical returns. The rate of future compensation increases no longer applies as the benefit accruals were frozen as of December 31, 2001.

The benefit cost, amounts of employer contributions and benefits paid from the plan for the year ended December 31, 2009 are as follows:

Benefit cost	$ 2,584
Employer contribution	-
Benefits paid	(29,918)

The plan's investment policies and strategies are conservative growth with great fund stability as a goal; income secondary. The plan invests in marketable securities with a value orientation on an almost fully funded status to be protected.

The following is an analysis of the fair value of the major categories of plan assets as of December 31, 2009:

Cash and cash equivalents (U.S. Treasury money market mutual fund)	$ 1,106,960
Equity securities (principally a publicly traded equity mutual fund)	286,719
Total	$ 1,393,679

Fair value of equity securities (including mutual funds) is determined on the basis of quoted prices in active markets (Level 1 inputs under the fair value hierarchy established under FASB ASC 820, "Fair Value Measurements and Disclosures").

The investment strategy of the publicly traded equity mutual fund is to seek long-term capital appreciation, by investing in a diversified portfolio of common stocks of U.S. companies and using a value investment philosophy in selecting equity securities.

The plan's investments are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the plan's funded status and amounts reported in the Company's financial statements.

The Company expects to contribute the minimum required contribution (anticipated to be zero) to the pension plan for the year ending December 31, 2010.

The estimated expected benefits to be paid to plan participants in each of the next five years and the aggregate benefits to be paid in the five fiscal years thereafter are as follows:

Years ending December 31,	
2010	$ 99,264
2011	99,264
2012	99,264
2013	111,660
2014	111,660
Five years thereafter	558,300

Defined contribution plan - The Company maintains a defined contribution plan under Section 401(k) of the Internal Revenue Code which covers substantially all eligible employees. Under the provisions of the

plan, eligible employees may defer a percentage of their compensation subject to the Internal Revenue Service limits. The Company does not make contributions to the plan.

4. Financial Instruments with Off-Statement of Financial Condition Risk

In the normal course of business, the Company's activities may expose the Company to risk in the event brokers, dealers or clearing organizations are unable to fulfill their contractual obligations.

The Company maintains cash deposits at banks, which may, at times, exceed applicable insurance limits.

5. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires that aggregate indebtedness, as defined, shall not exceed 1500% of net capital, as defined. At December 31, 2009, the Company had net capital of $208,389 which was $194,136 in excess of the amount required to be maintained at that date and had a percentage of aggregate indebtedness to net capital of 103%.

There were no subordinated borrowings at any time during the year ended December 31, 2009.